Exhibit 8

March 11, 2005

City Holding Company

25 Gatewater Road

Charleston, West Virginia 25313

Ladies and Gentlemen:

In connection with the proposed merger (the “Merger”) of Classic Bancshares, Inc., a corporation organized under the laws of the State of Delaware (“CBI”), into City Holding Company, a corporation organized under the laws of the State of West Virginia (“CHC”), pursuant to an Agreement and Plan of Reorganization dated as of December 29, 2004, by and among CBI, CHC, Classic Bank, a Kentucky commercial bank (“Classic”), and City National Bank of West Virginia, a national banking association (“City National”) (the “Merger Agreement”), we have been asked by CHC to render our opinion to CHC with respect to certain Federal income tax consequences of the Merger.

Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

Pursuant to the Merger Agreement, upon consummation of the Merger, each share of CBI common stock, $.01 par value per share (the “CBI Common Stock”), will be converted into the right to receive .9624 shares of CHC common stock, $2.50 par value per share (the “CHC Common Stock”) (plus cash in lieu of fractional shares) (the “Exchange Ratio”) and $11.08 in cash per share.

CBI shareholders who comply with the requirements of Delaware law for dissenting shareholders will be entitled to receive cash in payment for their shares of CBI Common Stock. Barnes & Thornburg LLP has assumed, for purposes of its opinion, that none of the CBI shareholders will dissent.

As of March 10, 2005, the closing sale price of CBI Common Stock as reported on the NASDAQ Small Cap Market was $41.00 per share and there were 1,598,318 total issued and outstanding shares of CBI Common Stock, all of which will be exchanged in the Merger (with the remaining authorized common and preferred shares to be canceled at the effective date). As of March 10, 2005, the closing sale price of CHC Common Stock as reported on the NASDAQ National Market System was $30.90 per share.

Pursuant to the Merger Agreement, CBI must receive a tax opinion from Barnes & Thornburg LLP to the effect that the Merger constitutes a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and that no gain or loss will be recognized by shareholders of CBI to the extent they receive shares of CHC Common Stock in the Merger. Barnes & Thornburg LLP has assumed, for purposes of its opinion, that CBI will not

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March 11, 2005

proceed with the Merger if, at the effective time of the merger (the “Effective Time”), the value of the CHC Common Stock received by the CBI shareholders in the Merger is less than 45% of the aggregate value of the formerly outstanding CBI Common Stock.

At or shortly after the Effective Time, Classic (CBI’s wholly-owned subsidiary) will be merged into City National (CHC’s wholly-owned subsidiary).

We have received, and are relying upon, certificates of certain officers of CBI and/or CHC to the effect that, to the best of the officers’ knowledge:

1. At the time CBI acquired Classic, the Merger was neither agreed to nor planned.

2. CBI has had no significant asset or business since CBI was incorporated, other than the ownership and operation of its bank subsidiary and activities related thereto.

3. CHC has no plan or intention to sell, exchange, liquidate or otherwise dispose of any of the assets of CBI acquired in the Merger, except for dispositions in the ordinary course of business, dispositions related to the contemplated merger of Classic into City National, and dispositions to other corporations 80% or more owned by CHC.

4. There is no understanding between CHC and the CBI shareholders that the CBI shareholders’ ownership of CHC Common Stock is transitory and further there is no agreement or plan for CHC to reacquire any of the CHC Common Stock to be issued pursuant to the Merger other than pursuant to a repurchase plan or program involving the general repurchase of any CHC Common Stock on the open market.

5. Following the Merger, CHC will continue the historic business of CBI or use a significant portion of its historic business assets in a business.

6. There has been, and it is expected that as of the Effective Time of the Merger there will have been, no significant change in the identities and proportionate holdings of CBI’s shareholders since CBI acquired Classic.

7. Cash to be paid in lieu of fractional shares of CHC Common Stock will be paid solely to avoid the administrative expense and inconvenience of fractional shares and not as separately bargained-for consideration.

8. Payments and benefits to be provided by CHC or City National to certain present or former employees, officers or directors of Classic and its predecessors, as set forth in the Merger Agreement, are intended as compensation for services rendered or to be rendered by them and not as consideration in exchange for their shares of CBI Common Stock.

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March 11, 2005

9. The business purposes of the Merger include enhancing shareholder value, benefiting the customers and communities served by CBI, and expanding CHC’s presence and ability to serve its own customers in such communities.

Our opinion is based upon the Code, the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof.

We have investigated such facts, examined such documents and reviewed such authorities as we, in our judgment, deem advisable to enable us to render this opinion.

Based upon the foregoing, our opinion is as follows:

1. Tax-free Reorganization. Based on the above assumptions, the Merger will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code, meaning that neither CBI nor CHC will recognize any gain or loss with respect to the Merger, provided that the continuity of interest requirement is met, as discussed below. Sections 361 and 1032 of the Code.

The continuity of interest test imposed by the Internal Revenue Service (the “Service”) requires that the aggregate value of CHC Common Stock issued in the Merger is not less than 50% of the value of formerly outstanding shares of CBI Common Stock, in order for the Service to make an advance ruling that the Merger qualifies as a tax-free reorganization. Rev. Proc. 77-37, 1977-2 C.B. 568, 569 as modified by Rev. Proc. 89-30, 1989-1 C.B. 895. Although the Service has set the 50% guideline, the Service has acknowledged that the 50% guideline does not define, as a matter of law, the minimum stock consideration required to meet the continuity of interest test. Rev. Proc. 77-37, at 569. In fact, in Rev. Rul. 61-156, 1961-2 C.B. 62, 64, the Service found sufficient continuity of interest at the 45% level, stating that it is necessary only that the shareholders continue to have a “definite and substantial equity interest” in the acquiring corporation. Moreover, the courts have clearly accepted lower levels of continuity, finding tax-free reorganizations in the case, for example, of 38% stock, all of which was nonvoting preferred stock (John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935)) and 25% stock (Miller v. Comr., 84 F. 2d 415 (6th Cir. 1936)).

Since a 45% continuity level will exceed these judicially accepted figures and assuming no CBI shareholders dissent to the Merger, it is the opinion of Barnes & Thornburg LLP that the continuity of interest requirement will be met in the Merger, if consummated pursuant to the assumptions referred to above, because the CBI shareholders in the aggregate will receive CHC Common Stock whose value is not less than 45% of the value of all of the formerly outstanding shares of CBI Common Stock.

2. Exchange of CBI Common Stock for a Combination of Cash and CHC Common Stock. As of the Effective Time, a CBI shareholder who receives CHC Common Stock and cash pursuant to the Merger will not recognize gain or loss to the extent that such shareholder receives CHC Common Stock as consideration, but such shareholder will recognize gain (if any) in an amount not in excess of the amount of cash received. Section 354 of the Code. Any recognized gain

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March 11, 2005

(limited, again, by the amount of cash received) will be eligible for capital gain treatment (assuming the shareholder’s shares of CBI Common Stock are held as a capital asset by the shareholder) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as either ordinary income or qualified dividend income (as discussed below) to the extent of the shareholder’s ratable share of CBI’s accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the shareholder’s holding period for such shares is greater than one year. Any gain treated as qualified dividend income will be taxable to individual CBI shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 61 days during the 121 day period beginning 60 days before the closing date. Gain treated as ordinary income will be taxed at ordinary income rates.

The stock redemption provisions of Section 302 of the Code, as interpreted by the United States Supreme Court in Clark v. Commissioner, 489 U.S. 726 (1989), apply in determining whether cash received by a CBI shareholder pursuant to the Merger has the effect of a dividend under Section 356 of the Code (the “Hypothetical Redemption Analysis”). Under the Hypothetical Redemption Analysis, a CBI shareholder will be treated as if the portion of the CBI Common Stock exchanged for cash in the Merger instead had been exchanged for shares of CHC Common Stock (the “Hypothetical Shares”), followed immediately by a redemption of the Hypothetical Shares by CHC for cash. Under the principles of Section 302 of the Code, a CBI shareholder will recognize capital gain rather than dividend income with respect to the cash received if the Hypothetical Redemption is (1) “substantially disproportionate,” or (2) “not essentially equivalent to a dividend” with respect to such shareholder. In applying the principles of Section 302 of the Code, the constructive ownership rules of Section 318 of the Code will apply in comparing a shareholder’s ownership interest in CHC both immediately after the Merger (but before the Hypothetical Redemption) and after the Hypothetical Redemption.

The Hypothetical Redemption by CHC of the Hypothetical Shares for cash would be “substantially disproportionate,” and therefore, would not have the effect of a distribution of a dividend with respect to a CBI shareholder who owns less than 50% of the voting power of the outstanding CHC Common Stock, if the percentage of CHC Common Stock actually and constructively owned by such shareholder immediately after the Hypothetical Redemption is less than 80% of the percentage of CHC Common Stock actually, hypothetically, and constructively owned by such shareholder immediately before the Hypothetical Redemption.

Whether the Hypothetical Redemption by CHC of the Hypothetical Shares for cash is “not essentially equivalent to a dividend” with respect to a CBI shareholder will depend upon such shareholder’s particular circumstances. However, the Hypothetical Redemption must, in any event, result in a “meaningful reduction” in such shareholder’s percentage ownership of CHC Common Stock. In determining whether the Hypothetical Redemption by CHC results in a meaningful reduction in the shareholder’s percentage ownership of CHC Common Stock, and therefore does not have the effect of a distribution of a dividend, a CBI shareholder should compare his or her interest in CHC (including interests owned actually, hypothetically, and constructively) immediately after the

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Merger (but before the Hypothetical Redemption) to his or her interest after the Hypothetical Redemption. The Service has indicated, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no “control” over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction, if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the Hypothetical Redemption. In Revenue Ruling 76-385, the Service found a reduction from ..0001118% to .0001081% to be a meaningful reduction.

The aggregate tax basis of the CHC Common Stock received by a CBI shareholder will be equal to the tax basis of CBI Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain (including any amount which is characterized as a dividend) which was recognized on the exchange, provided the CBI Common Stock were held as a capital asset as of the Effective Time. Section 358 of the Code. The holding period of the CHC Common Stock received by a CBI shareholder will be the same as the period of the CBI Common Stock surrendered in exchange therefor, provided that the shares of CBI Common Stock were held as capital assets as of the Effective Time. Section 1223(l) of the Code.

3. Cash in Lieu of Fractional Shares of CHC Common Stock. The payment of cash in lieu of fractional shares of CHC Common Stock will be treated as if the fractional shares were issued by CHC in the Merger and then redeemed by CHC in a taxable transaction. Rev. Rul. 66-365, 1966-2 C.B. 116. A CBI shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder’s basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of CBI Common Stock exchanged therefor) is more than one year.

4. Dissenting Shareholders. In the case of a dissenting CBI shareholder who receives only cash in exchange for all of his or her shares of CBI Common Stock, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder’s CBI Common Stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the CBI shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the CBI Common Stock redeemed. Sections 302(a) and 1001 of the Code. The gain or loss will be capital gain or loss if the CBI Common Stock was held by the CBI shareholder as a capital asset at the Effective Time. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the CBI shareholder will be treated as ordinary income or qualified dividend income.

5. Exercise of CBI Options Pursuant to the Merger. The receipt in the Merger by a holder of a vested compensatory option to acquire shares of CBI Common Stock of an amount of cash in consideration of the termination of such option will result in the recognition of taxable ordinary income by such holder in the amount of cash received. Section 83 of the Code.

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6. Information Reporting and Withholding. Payments of cash to a CBI shareholder surrendering shares of CBI Common Stock will be subject to information reporting and “backup” withholding at a rate of 28% of the cash payment to such shareholder, unless such shareholder (1) furnishes his or her taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding and (4) meets certain other conditions. Any amounts withheld from payments to a CBI shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder’s United States federal income tax liability, provided the required information is furnished to the Service.

The foregoing tax consequences set forth in Paragraphs 1 through 5 may not apply to a CBI shareholder who acquired his or her shares of CBI Common Stock through the exercise of an employee stock option or who acquired such CBI Common Stock as compensation. Further, this opinion is limited to the material federal income tax consequences of the proposed Merger and does not discuss state, local, or foreign tax consequences.

Very truly yours,

/s/ Barnes & Thornburg LLP

Barnes & Thornburg LLP